UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
 (Amendment No. 1)*

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.
 (Name of Issuer)

Common Stock, par value $0.01 per share
 (Title of Class of Securities)

32020F-303
(CUSIP Number)

Richard N. Massey
Bear State Financial Holdings, LLC
900 S. Shackleford, Suite 215
Little Rock, Arkansas 72211
(501) 320-4862
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:
Daniel L. Heard
Kutak Rock LLP
124 West Capitol Avenue, Suite 2000
Little Rock, Arkansas 72201
(501) 975-3000

March 11, 2013
 (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	32020F-303

1	NAME OF REPORTING PERSONS Bear State Financial Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None
	8	SHARED VOTING POWER
16,855,962(1)
	9	SOLE DISPOSITIVE POWER
None
	10	SHARED DISPOSITIVE POWER
16,855,962(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,855,962
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
87.3%(2) of Common Stock
14	TYPE OF REPORTING PERSON
PN

(1)	Includes (i) 15,165,962 shares of common stock of First Federal Bancshares of Arkansas, Inc. (the “Company”) and (ii) a warrant to purchase 1,690,000 shares of common stock of the Company.
(2)
Based upon 19,302,603 shares of common stock of the Company issued and outstanding as reported in Annual Report on Form 10-K filed on March 8, 2013, plus 1,690,000 shares of common stock issuable upon exercise by Bear State Financial Holdings, LLC (the “Investor”) of the warrant described herein.

CUSIP No.	32020F-303

1	NAME OF REPORTING PERSON Richard N. Massey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None
	8	SHARED VOTING POWER
16,855,962 (1)
	9	SOLE DISPOSITIVE POWER
None
	10	SHARED DISPOSITIVE POWER
16,855,962 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,855,962
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
87.3%(2) of Common Stock
14	TYPE OF REPORTING PERSON
IN

(1)
Includes (i) 15,165,962 shares of common stock of the Company and (ii) a warrant to purchase 1,690,000 shares of common stock of the Company.  As managing member of the Investor with voting and dispositive power over the shares of common stock owned by the Investor, Mr. Massey is deemed to be the beneficial owner of all shares of common stock owned by the Investor or to be issued to the Investor upon exercise of the warrant described herein.

(2)
Based upon 19,302,603 shares of common stock of the Company issued and outstanding as reported in Annual Report on Form 10-K filed on March 8, 2013, plus 1,690,000 shares of common stock issuable upon exercise by the Investor of the warrant described herein.

SCHEDULE 13D/A

Explanatory Note:  This Amendment No. 1 amends, as described below, the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 11, 2011 (the “Original Schedule 13D”), by Bear State Financial Holdings, LLC, an Arkansas limited liability company (the “Investor”), and Mr. Richard N. Massey, the managing member of the Investor.  All terms not defined herein shall have the meaning set forth in the Original Schedule 13D.

Item 1.   Security and Issuer

“Item 1. Security and Issuer” of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D (this “Statement”) relates to the common stock, $0.01 par value per share (the “Common Stock”), of First Federal Bancshares of Arkansas, Inc. (the “Company”), an Arkansas corporation.  The Company’s principal executive offices are located at 1401 Highway 62-65 North, Harrison, Arkansas 72601.

Item 2.   Identity and Background

There have been no material changes to the information previously reported in Item 2 of the Original Schedule 13D with respect to the Reporting Persons.

Item 3.   Source and Amount of Funds or Other Consideration

There have been no material changes to the information previously reported in Item 3 of the Original Schedule 13D.  The Reporting Persons have not acquired any shares of the Common Stock since the First Closing.  This Statement relates to a disposition of shares of Common Stock by the Reporting Persons as described in Item 4 below.

Item 4.   Purpose of Transaction

“Item 4. Purpose of the Transaction” of the Original Schedule 13D is hereby amended and supplemented by adding the following to the end of the first paragraph thereof:

On March 11, 2013, the Reporting Persons sold 259,300 shares of Common Stock (the “Disposition”) in ordinary brokerage transactions at a per share price of $9.65. Charles Schwab & Co., Inc. acted as the broker on behalf of the Reporting Persons to effect the sales.  The Reporting Persons intend to use a portion of the proceeds from the Disposition to exercise, in part, the Investor Warrant to purchase approximately 595,000 shares of the Common Stock at an exercise price of $3.00 per share.  The Investor intends to effect such exercise on or about March 15, 2013.

Item 5.   Interest in Securities of the Issuer

“Item 5. Interest in Securities of the Issuer” of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)      As of the date of this Statement, the Investor beneficially owned 16,855,962 shares of Common Stock (assuming a full exercise of the Investor Warrant), which, in the aggregate, represents 87.3% of the Company’s outstanding Common Stock.  By virtue of his position as the managing member of the Investor, Mr. Massey has voting and dispositive power with respect to the Common Stock directly held by the Investor and therefore is deemed to be the beneficial owner of all of the shares of Common Stock beneficially owned by the Investor.

Investor Warrant.  The Investor Warrant expires on June 27, 2014, and is exercisable, in whole or in part, for 1,690,000 shares of the Company’s Common Stock at an exercise price of $3.00 per share.  The Investor Warrant and the rights thereunder are fully transferrable, in whole or in part, by the Investor.  Exercise of the Investor Warrant is subject to the overall limitation on the Investor’s ownership of 94.9% of the Company’s Common Stock. The Investor Warrant is included as an exhibit to the Original Schedule 13D and incorporated by reference into this Item.

As stated above, the Reporting Persons intend to use a portion of the proceeds from the Disposition to exercise, in part, the Investor Warrant to purchase approximately 595,000 shares at an exercise price of $3.00 per share.

(b)      The managing member of the Investor has the exclusive right to do all things on behalf of the Investor necessary to manage, conduct, control and operate its business, including the right to vote or to dispose of all securities, including the Securities, held by the Investor.  Mr. Massey, as the Investor’s managing member, has the power to vote and to dispose of the Securities.

(c)      The Disposition occurred on March 11, 2013.

(d)      No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Securities.

(e)      Not applicable.

 Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

“Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer” of the Original Schedule 13D is hereby amended and supplemented by adding the following to the end of the third paragraph thereof titled “Registration Rights”:

The Investor has exercised its registration rights with respect to 500,000 shares of Common Stock, pursuant to which the Company filed a Registration Statement on Form S-3 (the “Resale Registration Statement”), that was declared effective by the SEC on October 11, 2012.  The Disposition was effected under the Resale Registration Statement.

Item 7.   Material to be Filed as Exhibits

There have been no material changes to the information previously reported in Item 7 of the Original Schedule 13D, except that the Joint Filing Agreement dated as of May 10, 2011, filed as Exhibit D to the Original Schedule 13D is hereby incorporated by reference from the Original Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 13, 2013

BEAR STATE FINANCIAL HOLDINGS, LLC

By:	/s/ WILLIAM “GOOSE” CHANGOSE
Name:	William “Goose” Changose
Title:	Chief Operating Officer

/s/ RICHARD N. MASSEY
Richard N. Massey